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                              May 3, 2024

       Jeff Gutke
       Chief Financial Officer
       Montana Technologies Corp.
       34361 Innovation Drive
       Ronan, Montana

                                                        Re: Montana
Technologies Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed April 12,
2024
                                                            File No. 333-278633

       Dear Jeff Gutke:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Company Overview, page 46

   1. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a
substantial portion of shares for resale and discuss how such sales could impact the market price
of the company   s common stock. Your discussion should
                                                        highlight the fact that
three selling shareholders who beneficially own over 80% of your outstanding shares will
be able to sell all of their shares for so long as the registration statement of which this
prospectus forms a part is available for use.
 Jeff Gutke
FirstName  LastNameJeff Gutke
Montana Technologies Corp.
Comapany
May  3, 2024NameMontana Technologies Corp.
May 3,
Page  2 2024 Page 2
FirstName LastName
Recent Developments
Business Combination, page 46

2. Please discuss how the material events that occurred from January 2024 through the consummation of the business combination facilitated being able to close the business combination and list on Nasdaq. In this discussion, also address the amendment to the merger agreement to reduce the Aggregate Transaction Proceeds condition from $85 million to $50 million and to change the definition of Aggregate Transaction Proceeds.
Joint Venture Formation Framework Agreement, page 47

3. We note that you entered into a joint venture with GE Vernova on March 4, 2024. Please file the related agreements as exhibits or advise. See Item 601(b)(10) of Regulation S-K.
Liquidity and Capital Resources, page 50

4. Please expand your discussion of capital resources to address the changes in the
         company   s liquidity position since the business combination. For
example, disclose the
         total percentage of public shares redeemed in connection with the business combination
         (including in connection with votes to extend the time to complete the business combination) and the resulting amount of funds you received from the trust account.
         Disclose the amount of transaction fees paid by the parties. Discuss the amount of funds you received in connection with the business combination as well as your payment obligations under each joint venture agreement. Disclose whether you have received the remaining $6.0 million in funds under the subscription agreements. Disclose whether you have sufficient capital resources to meet your cash requirements beyond the next twelve months. If the company is likely to have to seek additional capital, discuss the effect of
         this offering on the company   s ability to raise additional capital.
Certain Relationships and Related Party Transactions, page 76

5. Please update the disclosure in this section. For example, it appears that you entered into transactions with related parties of both the company and Legacy Montana in connection with the business combination.
Description of Securities of Montana
Class B Common Stock, page 84

6. Please update the disclosure to indicate the number of votes per share to which a holder of
         Class B common stock is entitled. In addition, disclose under "Principal Stockholders"
         and "Selling Securityholders" the voting power of and material differences between the
         Class A and Class B common stock.
 Jeff Gutke
FirstName  LastNameJeff Gutke
Montana Technologies Corp.
Comapany
May  3, 2024NameMontana Technologies Corp.
May 3,
Page  3 2024 Page 3
FirstName LastName
General

7. Please tell us the components of the resale of "up to 31,164,761 shares of Class A
         Common Stock issued in connection with the Business Combination (as defined below) at an assumed value of $10.00 per share by certain of the Selling Securityholders named in this prospectus". For example, tell us whether any of these shares relate to funding transactions in connection with the business combination such as:

                the January 2024 common unit subscription agreements to purchase from Legacy
              Montana $5.0 million Montana Class B common units that would convert into
              588,236 shares of the Company   s Class A common stock upon the
closing of the
              business combination;
                additional common unit subscriptions agreements as of 3/4/24 to purchase from
              Legacy Montana $40 million Class B common units that would convert into 5,807,647 shares of the Company's Class A common stock upon the closing of the business combination; and
                shares that are issuable upon the exercise of Company Options.

         If so, please separately disclose these or any other such transactions, the effective purchase price of the shares, and the potential profit by each selling shareholder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Mitchell Austin at 202-551-3574 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Ryan Maierson